UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 70634 / October 9, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15464

In the Matter of

HYDROGEN CORP.,
QUERYOBJECT SYSTEMS CORP.,
SECURITY INTELLIGENCE
   TECHNOLOGIES, INC.,
SKINS, INC.,
SLM HOLDINGS, INC.,
SPRING CREEK HEALTHCARE
   SYSTEMS, INC., and
STARTECH ENVIRONMENTAL CORP.

ORDER MAKING FINDINGS
AND REVOKING
REGISTRATIONS BY
DEFAULT

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on September 10, 2013. The OIP alleges that Respondents HydroGen Corp. (HydroGen), QueryObject Systems Corp. (QueryObject Systems), Security Intelligence Technologies, Inc. (Security Intelligence), Skins, Inc. (Skins), SLM Holdings, Inc. (SLM Holdings), Spring Creek Healthcare Systems, Inc. (Spring Creek), and Startech Environmental Corp. (Startech) (collectively, Respondents) repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder.

The Division of Enforcement and the Office of the Secretary provided evidence that Respondents were served with the OIP by September 13, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due within ten days of service of the OIP, or by September 26, 2013. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). On September 27, 2013, Respondents were ordered to show cause, by October 7, 2013, why the registrations of their securities should not be revoked by default. To date, Respondents have not filed Answers or responded to the Order to Show Cause.

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

HydroGen, Central Index Key (CIK) No. 1124394, is an expired Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). HydroGen is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended June 30, 2008, which reported a net loss of over $40 million since the company's November 11, 2001, inception. As of September 5, 2013, the company's stock (symbol "HYDGQ") was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

QueryObject Systems, CIK No. 855743, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). QueryObject Systems is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $79,039 for the prior six months. As of September 5, 2013, the company's stock (symbol "QOBJ") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Security Intelligence, CIK No. 1117258, is a dissolved Florida corporation located in New Rochelle, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Security Intelligence is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2008, which reported a net loss of $945,399 for the prior nine months. On May 30, 2008, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of New York, which was converted to Chapter 11, and terminated on January 15, 2009. As of September 5, 2013, the company's stock (symbol "SITGQ") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Skins, CIK No. 1300744, is a revoked Nevada corporation located in Hoboken, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Skins is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of over $2 million for the prior three months. On August 14, 2009, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Delaware, which was still pending as of May 17, 2013. As of September 5, 2013, the company's stock (symbol "SKNNQ") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SLM Holdings, CIK No. 1304559, is a void Delaware corporation located in Woodbury, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SLM Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $801,615 for the prior nine months. As of September 5, 2013, the company's stock (symbol "SMHI") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Spring Creek, CIK No. 1366823, is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Spring Creek is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of over $1.2 million for the prior nine months. As of September 5, 2013, the company's stock (symbol "SCRK") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Startech, CIK No. 875762, is a delinquent Colorado corporation located in Wilton, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Startech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2009, which reported a net loss of over $3.2 million for the prior nine months. On April 28, 2010, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Connecticut, which was still pending as of May 17, 2013. As of September 5, 2013, the company's stock (symbol "STHKQ") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of HydroGen Corp., QueryObject Systems Corp., Security Intelligence Technologies, Inc., Skins, Inc., SLM Holdings, Inc., Spring Creek Healthcare Systems, Inc., and Startech Environmental Corp. are hereby REVOKED.

_____
Cameron Elliot
Administrative Law Judge